SECURITIES AND EXCHANGE COMMISSION

			 Washington, D.C. 20549

			    SCHEDULE 13D

		Under the Securities Exchange Act of 1934
			  (Amendment No. 8)

		      ADDINGTON RESOURCES, INC.
			  (Name of Issuer)


		    COMMON STOCK, $1.00 PAR VALUE
		    (Title of Class of Securities)


			       006516 108
			     (CUSIP Number)

			    Robert Addington
			 1500 North Big Run Road
			 Ashland, Kentucky 41102
			      (606) 928-3433
	      (Name, Address and Telephone Number of Person
	    Authorized to Receive Notices and Communications)



			     July 11, 1995
	 (Date of Event Which Requires Filing of This Statement)




	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/


	Check the following box if a fee is being paid with this
statement. /   /
			 CUSIP NO. - 006516 10 8

(1)     Name of reporting person. . . . . . .   Robert Addington

	S.S. or I.R.S. No. of
	above person. . . . . . . . . . . . .

(2)     Check the appropriate box
	if a member of a group
	(see instructions). . . . . . . . . .   (a)

						(b) X

(3)     SEC use only. . . . . . . . . . . . .

(4)     Source of funds (see instructions). .     00

(5)     Check box if disclosure
	of legal proceedings is
	required pursuant to
	Items 2(d) or 2(e). . . . . . . . . .

(6)     Citizenship or place
	of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:<F1>

(7)     Sole voting power. . . . . . . .        1,520,000
(8)     Shared voting power. . . . . . .                0
(9)     Sole dispositive power . . . . .        1,520,000
(10)    Shared dispositive power . . . .                0

(11)    Aggregate amount beneficially
	owned by each reporting person . . . .  1,520,000<F1>

(12)    Check box if the aggregate amount
	in Row (11) excludes certain
	shares (see instructions). . . . . . .           X<F1>

(13)    Percent of class represented
	by amount in Row (11) . . . . . . . . . 9.5%<F1>

(14)    Type of reporting person  . . . . . . . IN

<F1>  The number of shares beneficially owned by the reporting person individually. Does not include shares beneficially owned by Larry Addington and Bruce Addington, who, together with the reporting person, may be deemed to be members of a group. See the responses to Items 3, 4, 5 and 6 of this statement. Larry Addington and Bruce Addington beneficially own 5,691,330 shares (35.7%), and Larry Addington, Bruce Addington and the reporting person together own 7,211,330 shares (45.3%) in the aggregate.

	Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended, (the "Schedule"), filed by Robert Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). In accordance with Rule 13d-2(a) under the Securities Exchange Act of 1934, Item 4 of the Schedule is hereby amended and restated as follows.


	Item 1. Security and Issuer.

	Not amended.

	Item 2. Identity and Background.

	Not amended.

	Item 3. Sources and Amount of Funds or Other
Consideration.

	Not amended.


	Item 4.  Purpose of Transaction.

	The June 23, 1987, reorganization discussed in response to
Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's Common Stock.

	Each of the Addington Brothers is an executive officer and director of the Issuer and in these capacities intends to influence the Issuer's activities and pursue strategic opportunities available to the Issuer.

	On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off the Issuer's environmental and non-environmental businesses, with the effect that the non-environmental businesses (consisting of the Issuer's coal and gold mining operations, its mining equipment manufacturing and licensing unit, citrus operations and smaller operations) would be spun-off to the Addington Brothers and the Issuer's environmental businesses would be spun-off to, or retained by, the Issuer's shareholders, other than the Addington Brothers. The Addington Brothers, who together own 7,211,330 shares of Common Stock, representing 45.3% of those currently outstanding, presented the spin-off proposal to the Issuer by letter dated March 1, 1995.

	The Issuer's board of directors appointed a special committee to evaluate the spin-off proposal and to select and retain an investment banking firm and independent legal counsel to assist the committee in the evaluation of the spin-off proposal, and the board of directors added additional outside directors to the Issuer's board of directors and the special committee. The outside directors added to the board, namely Howard Berkowitz, Richard Ravitch and Stephen Weinress, agreed to resign from their positions on the Issuer's board of directors at the request of the chief executive officer or a majority of the members of the board of directors, if the spin-off proposal was terminated. While negotiations concerning the spin-off proposal were ongoing, the special committee had the authority to supervise the operations of the Issuer's environmental businesses.

	Following negotiations with the special committee, the Addington Brothers, on July 11, 1995, withdrew the spin-off proposal on the terms outlined in the letter dated March 1, 1995 because of recent developments affecting the valuation of the Issuer's non-environmental businesses. Some of the Issuer's non-environmental businesses, such as its gold mining operations, have not achieved the projected profitability upon which the valuations used by the Addington Brothers in the development of their spin-off proposal were based, and the Addington Brothers have concluded that the terms of their spin-off proposal no longer reflect a feasible and prudent business transaction.
Based on the results of operations of the Issuer's businesses since March 1, 1995, the Addington Brothers discussed alternatives to their original spin-off proposal with members of the special committee; however, the Addington Brothers and the special committee could not together reach a definitive agreement. Following the Addington Brothers' withdrawal of their spin-off proposal, Howard Berkowitz, Richard Ravitch and Stephen Weinress announced, on July 12, 1995, their resignation from their positions as directors of the Issuer, leaving three vacancies on the board of directors.

	The Addington Brothers, in their capacities as directors, officers and shareholders of the Issuer, presently intend to continue to investigate alternatives available to restructure the Issuer's businesses consistent with its strategic objectives, such as the disposition of assets and/or subsidiaries of the Issuer engaged in certain of its non-environmental businesses, and/or the split-up of the Issuer's environmental and non-environmental business into two separate companies. Representing three of the remaining fivevdirectors of the Issuer, the Addington Brothers have the ability to influence the size of the Issuer's board of directors and the selection of nominees to fill vacant director positions.

	Except as stated above, neither Robert Addington nor, to the best of his knowledge, Larry Addington nor Bruce Addington, has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. Robert Addington may formulate plans or proposals with respect to one or more of the foregoing in the future.


	Item 5.  Interest in Securities of the Issuer.

	Not amended.

	Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	Not amended.

	Item 7. Material to be Filed as Exhibits.

	Not amended.



				 SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



				 /s/ Robert Addington
				Robert Addington

				Date:  July 12, 1995